Exhibit 99.1

Bellatrix to present at EnerCom Oil and Gas Conference

TSX, NYSE MKT: BXE

CALGARY, Aug. 18, 2014 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to announce that Brent Eshleman, Executive Vice President, will be presenting at the EnerCom Oil & Gas Conference on Wednesday, August 20, 2014 at 11:45 am MDT in Denver, Colorado. Interested parties can listen to a live webcast and view the presentation slides via the following URL: http://www.oilandgas360.com/togc-webcast/bxe/

The live webcast will also be available on The Oil & Gas Conference® 19 website at http://www.theoilandgasconference.com. A replay will be available on the Bellatrix website, www.bellatrixexploration.com, following the presentation.

For further information about Bellatrix, please visit our website at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares of Bellatrix trade on the Toronto Stock Exchange ("TSX") and on the NYSE MKT under the symbol BXE.

SOURCE Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 - 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 08:00e 18-AUG-14